UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Ashford Hospitality Trust, Inc.
2.	Name of Person Relying on Exemption: Cygnus Capital, Inc.

3.	Address of Person Relying on the Exemption: 3060 Peachtree Road NW, Suite 1080 Atlanta, GA 30305
4.	Written Material. The following written materials are attached: Press release, dated September 23, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital, Inc. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital, Inc. and its affiliates.

PLEASE NOTE: Cygnus Capital, Inc. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

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Cygnus Capital, Inc. Continues to Urge Common Stockholders to Vote AGAINST All Proposals at Ashford Hospitality Trust, Inc.’s Upcoming Special Meeting of Stockholders to Prevent Massive Dilution By ~94%

•	Argues AHT’s Manager, Ashford, Inc., is Conflicted and Not Aligned with AHT Common Stockholders
•	Believes Multiple Unexplored Liquidity Options Exist for AHT
•	Does Not Believe there is a Liquidity Emergency at AHT
•	Encourages Independent Directors of AHT to Hire Third Party Advisor to Independently Review Financing and Strategic Alternatives

ATLANTA, GEORGIA, September 23, 2020 /PRNewswire/-- Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”), one of the largest stockholders of Ashford Hospitality Trust, Inc. (the “Company”) (NYSE:AHT), beneficially owning approximately 7.8% of the Company’s outstanding common stock, today issued another open letter to the Company’s common stockholders, urging stockholders to vote AGAINST all proposals at the Company’s upcoming special meeting of stockholders scheduled to be held on October 6, 2020.

The full text of the letter follows:

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3060 Peachtree Road NW, Suite 1080, Atlanta, GA 30305

P: (404) 467-6100 | F: (404) 467-6101

September 23, 2020

Dear Fellow Stockholders,

Management of Ashford Hospitality Trust, Inc. (the “Company” or “AHT”) would have you believe that Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”, “our” or “we”), who beneficially own approximately 7.8% of AHT’s common stock, is looking for a quick trade or has interests that differ from other common stockholders. We are not. We are fully aligned with all AHT common stockholders. Cygnus Capital has over a decade of workout and turnaround expertise having completed hundreds of millions of dollars of distressed real estate repositionings in the United States, as well as in Europe. We seek to maximize long term shareholder returns with appropriate alignment of investor and management interests. Our average holding period of our private and public market investments has been more than three years. Some of our investments we have held for more than eight years. Cygnus Capital and our leadership team has excelled when distress has been high and prices low. Our management team has navigated the exuberance and crash of the dot com era in 1999 to 2000, the great financial crisis of 2008 to 2009 and now COVID-19 in 2020. Each time, a steady hand was needed, along with a long-term vision and a strategic plan.

It is with this mindset and view toward maximizing long-term value that has made us so troubled by AHT’s plan to significantly dilute common stockholders. In our view, AHT’s highly dilutive exchange offers are merely an opportunistic attempt to transfer value from AHT to its insider-controlled manager, and publicly listed company, Ashford, Inc. (“AINC”). Common stockholders should reject this attempt by voting AGAINST all proposals at AHT’s upcoming special meeting. It is critical that AHT common and preferred stockholders understand that the management team of AHT and AINC are essentially the same. In fact, these same people also manage another public company, Braemar (BHR). Even in good economic times, it would be hard to not have conflicts of interest with this convoluted and intertwined corporate structure. At Cygnus Capital, we like to watch what management teams do, not what they say; and the list of the conflicts between AINC and AHT grows by the day.

•	On September 14, 2020, AINC declared a Q3 2020 dividend of $0.411875 per share for its Series D Preferred Stock. AHT’s Chairman of the Board, Monty Bennett, who is simultaneously the Chairman and CEO of AINC, together with his father, own approximately 18.8 million of the approximately 19.1 million outstanding shares of AINC’s Series D Preferred Stock. Accordingly, this quarterly dividend payment is worth approximately $7.9 million ($31.6 million annualized), nearly all of which will go to the Bennett family. Apparently, it is more important that Monty Bennett and his father have their AINC dividends paid on time, rather than delay management fees to AINC to avoid a massive dilution of 94% to common stockholders of AHT. As a reminder, for the six months of this year, 67% of AINC’s revenue in Q2 came from AHT.
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•	AINC and AHT insiders and board members initially cut, but then quickly reinstated their compensation in August in the form of cash and stock. While Cygnus Capital and other common stockholders appreciate the temporary gesture, we must ask, why not make the cuts more permanent if cash at AHT is so tight? AINC has renegotiated payment terms under its agreements with AHT to move from monthly to weekly expense reimbursements. Why should AHT be sucked dry of operating cash when insiders are being paid and preferred payments are being made to AINC insiders?
•	Lismore (a subsidiary of AINC) has been forced upon AHT to renegotiate all the debt of AHT. We believe this entity is yet another construct to create fees to flow from AHT to AINC. Among other fees and charges, AINC is forcing AHT to pay $857,000 per month in refinancing fees to AINC for AINC to help refinance AHT’s debt. AINC is already being paid a separate “advisory fee” and “management fee” to run AHT. We don’t believe that AINC shouldn’t be soaking AHT for additional fees in a time of need, instead AINC should be chipping in as its fiduciary partner and rolling up its sleeves. It’s interesting how the SEC has noticed and begun an investigation into some of these related party transactions.
•	AINC in Q1 and Q2 filings reported that its auditor required that AINC give “going concern” notices due to operating cash flow deficiencies under GAAP. Why should AHT be forced to work with an “advisor” that is having financial difficulties? Shouldn’t AHT have more flexibility under its advisory agreement to seek new advisors or managers that have a better balance sheet or working capital position?
•	Ashford, LLC, the primary subsidiary of AINC, owes approximately $11.4 million to AHT related to the financing and purchase of the Embassy Suites New York Manhattan Times Square. AINC “advised” AHT in this $195 million dollar transaction but apparently AHT has little recourse and may not recover this money from AINC as noted in AHT’s Q2 2020 10-Q filing. Further, AINC negotiated with itself and on March 13, 2020 extended this payment due date to December 31, 2022. Again, this is for a building that has been taken back by the lender. When will AHT get its money from AINC? Apparently long after common stockholders are diluted by 94% and AINC Series D Preferred Stockholders are paid approximately $7.8 million/quarter in preferred dividends.
•	Several of AINC’s operating companies, namely J&S Audio Visual and RED Hospitality & Leisure LLC, apparently have debt service obligations they are not, or soon will not be, current on. These entities provide audio/visual and water sports services for AINC managed hotels. If these entities don’t have enough working capital provided to them by AINC, they likely are not able to provide the high level of professional services required and expected by AHT guests and customers. But again, AINC has enough capital to pay the $7.8 million dividend per quarter on AINC’s Series D Preferred Stock and full salaries to AINC insiders.
•	According to the Company’s filings and RW Baird, AHT issued 2.58 million new shares between June 17, 2020 and September 9, 2020, in an “at the market” offering, for gross proceeds of approximately $8.8 million. While disclosed as a possibility, these sales seem to have already caused just under 20% dilution to common stockholders and management has provided little clarity as to why such a large offering was undertaken right before the current exchange offers to exchange all AHT preferred stock into common stock. We suspect, yet again, that this type of “easy” offering was a convenient way for AHT to absorb the brunt of the COVID impact; hurting common stockholders while AINC insiders are paid and suffer no dilution.
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•	Last but not least, AINC created a public relations nightmare when, in the peak of the COVID crisis, AINC thought it appropriate to apply for $126 million in federal grants intended for small businesses via the Payment Protection Program (PPP). AINC ultimately returned the money, but the episode was a strategic fiasco.

We do not claim to have a crystal ball as to when the hospitality sector will return to 2019 levels, but we do look at the facts. Cygnus Capital monitors daily activity data from Open Table (restaurant bookings), US enplanement data from TSA, real time traffic and movement data from TomTom and a host of other economic indicators from leading economists and the Federal Reserve. While nothing is an absolute, these sources show steady recovery in the economy and in the hospitality sector. Even qualitative data is encouraging; schools are reopening, professional sports leagues are restarting, air traffic passenger loads are slowly increasing, restaurants and malls are reopening, businesses are increasingly sending their workers back to offices, and traffic levels are increasing, among other things. Of course, there will be starts and stops and inevitable setbacks as the pandemic unwinds, but we believe in the resilience of the American economy.

1.	AHT has time, there is no need to panic. Operating activities consumed approximately $77 million of cash in Q2 2020 (excluding dividends and capital improvements). But management noted on their Q2 2020 earnings call that operating trends were improving. Industry data and recent presentations by management teams of AHT competitors supports this. Yet, AHT management keeps beating the drum that the Company is about to collapse. It won’t, in our view, if AINC doesn’t keep draining AHT of its cash.
2.	Cash is King at AINC while AHT is being bled. AINC had a positive increase in net cash in the first six months of 2020 by $49.4 million, but AHT had decrease in net cash by $137.4 million. Why should AINC prosper and pay distributions to insiders during COVID while AHT suffers and common stockholders are asked to be diluted 94%?
3.	Property level debt is high, but preferred obligations aren’t the problem. Yes, AHT is one of the most leveraged hotel REITs and AHT isn’t current on its property level debt. But, industry-wide, most lenders to the hospitality industry are implicitly or explicitly granting forbearance arrangements. Why? What choice do they really have? Do they want to step into the same shoes as the operator/owner? In most cases, no. At least in the foreseeable future (which could be until there is a vaccine or there is more long term clarity on COVID-19), most lenders are taking a wait and see approach. A few very aggressive lenders are foreclosing and, yes, AHT is one of a few REITs to have already lost assets. But, more important, we believe the preferred stockholders’ dividend payments can wait. In fact, most lenders as part of a forbearance agreement will require that the lender be paid first, before any preferred stockholders receive distributions. Cygnus Capital does indeed hold positions in AHT’s preferred stock, not because we are looking to arbitrage our common stock verses preferred stock, but because we believe a full cash recovery of the preferred stock over time is possible.
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4.	AINC is Picking the Pockets of AHT Common Stockholders. As previously noted, it may not be clear to many AHT stockholders that their management team is the same management team of another publicly traded company, AINC (Ashford, Inc.). AINC would like you to believe it can be an impartial “advisor” and fiduciary of AHT, but AHT’s public filings are filled with risk disclosures of the potential conflicts of interests. Most simply, AINC derives 67% of its revenue is from AHT. How can it be impartial when in effect it has to negotiate daily with itself? In our view, all that really matters to AINC is if AHT survives so fees can continue to be paid to AINC, not what happens to common or preferred stockholders. In this time of crisis, true independence is needed to sort out the best options to move AHT forward.

What AHT common stockholders need is a plan to preserve their rights and their capital, not get diluted by 94% for the benefit of AINC

AINC should immediately hire an independent, third party advisor to solicit and negotiate alternative financing structures.

As part of our diligence, Cygnus Capital has spoken with several parties that would be interested in extending working capital lines and short-term bridge loans to AHT (if they are even needed) to preserve the rights and assets of common stockholders. A possible transaction that could be funded would be a bridge loan of $50 million at a low double digit coupon with perhaps common equity warrants, a temporary or permanent reduction in fees to AINC and/or a board seat on AHT’s Board. Alternatively, a strategic acquirer with a strong balance sheet may be willing to pay some or all of the termination fee demanded by AINC if AHT were to be acquired. We believe that if AINC were not conflicted as an advisor to AHT, such transactions could be fully explored. Accordingly, we believe AINC should immediately hire an independent, third party advisor to solicit and negotiate alternative financing structures such as these with interested parties.

Further, Cygnus Capital hopes that the independent directors of AHT with fiduciary obligations to AHT common stockholders will take a second look at what they have seemingly signed off on and that they will seek outside advisors who can independently vet strategic alternatives to this highly dilutive and illogical proposed transaction. Particularly in light of the SEC’s recent subpoena, the PPP debacle, the continued preference payments to AINC insiders, as well as the seemingly priority use of cash by AINC over AHT, it is incumbent on the independent board members of AHT to exercise their fiduciary responsibility to independently seek the best alternatives for AHT common stockholders. Indeed, we believe there is time for a formal and non-conflicted third party review to take place.

Cygnus Capital urges all common stockholders to vote AGAINST all proposals at the upcoming special meeting of stockholders. If you already voted FOR the special meeting proposals, a later dated vote will revoke your prior voting instructions.

Sincerely,

/s/ Christopher Swann

Christopher Swann

CEO, Cygnus Capital, Inc.

cswann@cygnuscapital.com

(404) 465-3685

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About Cygnus Capital, Inc.

Cygnus Capital, Inc. is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus Capital is able to target superior, absolute returns for its investors. Cygnus Capital and its affiliates own approximately 1.9% of the outstanding shares of the Series D Preferred Stock, 2.4% of the outstanding shares of the Series F Preferred Stock, 2.4% of the outstanding shares of the Series G Preferred Stock, 4.8% of the outstanding shares of the Series H Preferred Stock, and 2.4% of the outstanding shares of the Series I Preferred Stock.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital and its affiliates.

PLEASE NOTE: Cygnus Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

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